SOMBRIO CAPITAL CORP.
311 Tawny Road
Sarnia, Ontario N7S 5K1

October 6, 2010
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Donald F. Delaney

Re:	Sombrio Capital Corp.
File No. 000-52667

Dear Mr. Delaney:

I received your letter dated September 24, 2010 and have filed amendments to both the Form 10-K filed January 29, 2010 and Form 10-Q filed September 9, 2010. The filings were amended in response to your comments as follows:

Comment 1:   Reissued auditor’s report has been incorporated.

Comment 2:   Reissued auditor’s report has been incorporated, and information required pursuant to Item 303 (B) of Regulation S-K has been incorporated.

Comment 3:   “(Unaudited)” label removed.

Comment 4:   Exhibit 31.1 corrected.

Comment 5:   Earnings per share presentation revised throughout.

Comment 6:   Exhibit added to Index.

Comment 7:   Information updated.

Comment 8:   Discussion provided for results of operation.

Comment 9:   Controls and Procedures section revised.

Comment 10:  Exhibit 31.1 corrected.

Sincerely,

/s/ Ken MacAlpine
Ken MacAlpine